EXHIBIT 17.1

December 4, 2012

Board of Directors
Firemans Contactors, Inc.
2401 Gravel Dr
Fort Worth, TX 76182

To the Board of Directors,

With much regret I, Kristy ONeal, must hereby resign as an officer and Director of Firemans Contactors Inc., effective immediately due to inability to spend the necessary time on the responsibilities moving forward as a director of the Company, relative to her family and business needs. I truly value the last three years I’ve spent with the company and wish everyone much success.

Regards,

/s/ Kristy D. O’Neal

Kristy D. O’Neal